International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2009

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basis of Reporting	2

Overview	2

Fair Value Basis	3

Equity-to-Loans	6

Contractual Terms of Loans	6

Results of Operations	7

Net Income Allocations and Transfers	8

CONDENSED QUARTERLY FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2009 (FY 2009). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investments, borrowings and asset/liability management portfolios at fair value, with changes in fair value reported in earnings. However, IBRD reports all of its loans at amortized cost (except for loans with embedded derivatives which are reported at fair value).

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the underlying loans at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present all financial assets and liabilities including the loans portfolio at fair value.

IBRD’s loans portfolio valuation model incorporates Credit Default Swap (CDS) spreads for each borrower. Recovery levels have been modified to incorporate IBRD’s expected recovery rates. The CDS spreads provide a market indicator of the fair value of the portfolio at a point in time; however, the associated volatility does not provide a good basis for making income allocation decisions, which are based on a longer term view of the adequacy of IBRD’s risk bearing capacity.

Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with fair value of financial instruments (other than trading investments), Board of Governors-Approved Transfers, temporarily restricted income, Long-Term Income Portfolio (LTIP), and allocation to the pension reserve. Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from stress tests and considers projections of the equity-to-loans ratio(1) as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

OVERVIEW

FINANCIAL OVERVIEW

Table 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases. IBRD has seen a significant increase in its lending during the first three months of the current fiscal year, reflected in the increase in commitments and net disbursements of $7,730 million and $2,388 million, respectively, compared to the same period in FY 2009. The substantial increase in commitments was largely driven by an increase in demand for IBRD’s loans as a result of the current economic environment. The majority of the increase in commitments went to borrowing countries in the South Asia region and in the Europe and Central Asia region.

On a reported basis, IBRD recorded a net loss of $522 million for the three months ended September 30, 2009, compared to net income of $61 million in the same period in FY 2009. This was primarily due to the $892 million lower net fair value adjustment on non-trading portfolios, partially offset by the $249 million higher operating income, and the $60 million lower Board of Governors-Approved Transfers. The $892 million lower net fair value adjustment on non-trading portfolios results from the net impact of losses due to the tightening of IBRD’s credit spreads on the borrowings portfolio, partially offset by gains associated with the asset/liability management portfolio in FY 2010 as compared to FY 2009. (See Results of Operations section for further discussion on the increase in operating income.)

On a fair value basis, the net income for the three months ended September 30, 2009 was $1,528 million, as compared to a loss of $1,250 million in the same period in FY 2009. The increase was primarily due to higher operating income, favorable net currency translation adjustments and a net positive fair value adjustment in FY 2010. The net positive fair value adjustment reflects gains on the loan portfolio. These gains arising from the tightening of CDS spreads, were partially offset by losses resulting from the tightening of IBRD’s credit spread on the borrowing portfolio.

(1)         The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	Three months Ended		Full Year
	September 30,	September 30,
	2009	2008	June 30, 2009
Lending Summary
Commitments to member countries(a)	10,914	3,184	32,911
Gross Disbursements(b)	5,715	3,477	18,564
Net Disbursements(b)	3,221	833	8,344

Reported Basis
Operating Income(c)	330	81	572
Fair value adjustment on non-trading portfolios, net	(797)	95	3,280
Board of Governors-Approved Transfers	(55)	(115)	(738)
Net (Loss) Income	(522)	61	3,114
Net Return on Average Earning Assets
Based on Operating Income	0.92	0.26	0.45
Based on Net Income	(1.46)	0.20	2.38
Return on Equity
Based on Operating Income	3.60	0.84	1.53
Based on Net Income	(5.46)	0.64	8.01
Equity-to-Loans Ratio(d)	33.56	37.32	34.53

Fair Value Basis
Net Income (Loss)	1,528	(1,250)	(225)
Net Income Before Board of Governors-Approved Transfers	1,583	(1,135)	513
Net Return on Average Earning Assets(e)	4.45	(3.66)	0.40
Return on Equity(e)	16.95	(12.14)	1.41
Equity-to-Loans Ratio	34.62	34.94	35.26

(a)      Commitments are net of cancellations and include guarantee commitments and guarantee facilities.

(b)      Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.

(c)       Operating income is defined as net income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.

(d)      Ratios are computed using usable equity and do not include current year’s net income.

(e)       Ratios exclude Board of Governors-Approved Transfers.

The equity-to-loans ratio on a fair value basis at September 30, 2009 is broadly the same as compared to June 30, 2009. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 2 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheet at September 30, 2009 is presented with a reconciliation to the reported basis.

IBRD’s Condensed Fair Value Statements of Income, with reconciliation to the reported basis for the three months ended September 30, 2009, are presented in Table 3.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

The fair value of loans at September 30, 2009, as shown in Table 2, was $104 million higher than the reported basis, reflecting the incremental effects on fair value of incorporating prevailing CDS spreads and interest rates, offset by the removal of the loan loss provisioning on a reported basis.

Table 2: Condensed Fair Value Balance Sheets at September 30, 2009 and June 30, 2009

In millions of U.S. dollars

	September 30, 2009				June 30, 2009
		Additional
		Fair Value
	Reported Basis	Adjustments		Fair Value Basis	Fair Value Basis
Due from Banks	$3,808			$3,808	$3,044
Investments and securities purchased under resale agreements	34,993			34,993	41,045
Derivatives
Investments	19,639			19,639	18,467
Client Operations	21,012			21,012	19,559
Borrowings	86,685			86,685	82,793
Other assets/liabilities	2,542			2,542	2,246
Net Loans Outstanding	107,875	$104		107,979	101,918
Other Assets	5,167			5,167	4,609
Total Assets	$281,721	$104		$281,825	$273,681

Borrowings	$112,964	$(23	)(2)	$112,941	$110,022
Derivatives
Investments	20,600			20,600	18,923
Client Operations	21,003			21,003	19,551
Borrowings	78,021			78,021	76,321
Other assets/liabilities	739			739	847
Other Liabilities	8,435			8,435	9,701
Total Liabilities	241,762	(23)		241,739	235,365
Paid-in Capital	11,491			11,491	11,491
Retained Earnings and Other Equity	28,468	127		28,595	26,825
Total Equity	39,959	127		40,086	38,316
Total Liabilities and Equity	$281,721	$104		$281,825	$273,681

Investment Portfolio

For the investment portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases.

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment(2), no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $2,778 million increase in net income on a fair value basis, between the three months ended September 30, 2009 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans for the first three months of FY 2010 decreased by $312 million compared to the same period in the previous fiscal year, primarily due to the significant decline in the short-term interest rates over the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the increase in loan volume.

Income from Investments

Income from investments for the first three months of FY 2010 increased by $247 million compared to the same period in the previous fiscal year, due to mark-to-market gains from the tightening of the credit spreads and the downward shift in the interest rates, as well as gains from equities. This was partially offset by lower interest income, consistent with the lower interest rate environment. (See Figure 1)

Borrowing Expenses

Borrowing expenses for the first three months of FY 2010 declined by $255 million compared to the same period in the previous fiscal year. This decrease was primarily due to the decrease in short-term interest rates over the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the higher borrowing volume.

(2)         Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

Table 3: Condensed Fair Value Statements of Income for the Three Months Ended

In millions of U.S. dollars

	September 30, 2009			September 30, 2008
				Year to Date
	Year to Date	Additional	Year to Date	Fair Value
	Reported	Fair Value	Fair Value	Comprehensive
	Basis	Adjustments	Comprehensive Basis(a)	Basis(a)
Income from Loans	$710		$710	$1,022
Income from Investments, net(b)	237		237	(10)
Other Income	233		233	124
Total Income	1,180		1,180	1,136

Borrowing Expenses	505		505	760
Administrative Expenses including contributions to Special Programs	348		348	317
Provision for Losses on Loans and Guarantees	(3)	$3	—	—
Total Expenses	850	3	853	1,077

Operating Income	330	(3)	327	59
Fair Value Adjustment on Non-Trading Portfolios, net	(797)		(797)	95
Board of Governors-Approved Transfers	(55)		(55)	(115)
Fair Value Adjustment on Loans		1,835	1,835	(972)
Changes to Other Comprehensive Income		218	218	(317)
Net (Loss) Income	$(522)	$2,050	$1,528	$(1,250)

(a)      Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.

(b)      Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Fair Value Adjustment on Non-Trading Portfolios, Net

During the first three months of FY 2010, IBRD experienced net unrealized losses of $797 million on the non-trading portfolio primarily due to losses on the borrowing portfolio reflecting the tightening of IBRD’s credit spreads.

Board of Governors-Approved Transfers During the first three months of FY 2010, IBRD’s Board of Governors approved a $55 million transfer from Surplus to the Trust Fund for Gaza and West Bank. In comparison, during the first three months of FY 2009, IBRD’s Board of Governors approved a transfer from Surplus of $115 million to the Food Price Crisis Response Trust Fund.

Fair Value Adjustments on Loans

Fair value adjustments on loans for the first three months of FY 2010 were a positive $1,835 million compared to negative $972 million during the same period in FY 2009, resulting in an increase in net income of $2,807 million. The positive fair value adjustment during the first three months of FY 2010, was primarily driven by the tightening of CDS spreads, whilst for the same period in FY 2009, the negative fair value adjustment was primarily driven by the widening of CDS spreads.

Figure 1: Six-Month LIBOR Interest Rates–U.S. Dollar

Changes to Other Comprehensive Income

Changes to other comprehensive income for the first three months of FY 2010 were a credit of $218 million which primarily related to the net positive currency translation adjustment resulting from the appreciation of the Japanese yen (7.22%) and euro (3.83%) against the U.S. dollar. In comparison, during the same period in the prior year, the fair value adjustment was a charge of $317 million and was primarily related to the net negative currency translation adjustments resulting from the depreciation of the euro (7.16%), partially offset by the appreciation of the Japanese yen (2.26%) against the U.S. dollar.

Changes to other comprehensive income also consist of the transition adjustment (as defined on page 4) and unrecognized pension amounts (net actuarial losses and prior service costs).

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 4 presents this ratio computed on both a reported and fair value basis. IBRD’s equity-to-loans ratio on a reported basis at September 30, 2009 was lower compared to that as of June 30, 2009. This was primarily driven by an increase in the loans portfolio.

CONTRACTUAL TERMS OF LOANS

The spread on IBRD’s Flexible Loans has three components, namely; a projected funding spread, a market risk premium, and a Board-approved contractual spread. During FY 2010, IBRD increased the contractual spread (See Table 5) and decreased the projected funding spread, while keeping the market risk premium unchanged. IBRD’s management closely reviews funding spreads charged to borrowers to ensure that they reflect evolving underlying market conditions.

Table 4: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages

	September 30,		September 30,
	2009	June 30, 2009	2008
Reported Basis
Equity-to-Loans Ratio(a)	33.56%	34.53%	37.32%
Equity Used in Equity-to-Loans Ratio(b)	$36,700	$36,303	$36,384
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions (including deferred drawdown option) and deferred loan income	$109,365	$105,145	$97,489

Fair Value Basis
Equity-to-Loans Ratio	34.62%	35.26%	34.94%
Equity Used in Equity-to-Loans Ratio	$37,895	$36,454	$33,596
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions	$109,463	$103,393	$96,154

(a)      Ratios are computed using usable equity and do not include current year’s net income.

(b)      The equity used in the equity-to-loans ratio is referred as usable equity and is composed of paid-in-capital adjusted for the restricted elements and net payable for maintenance of value, Special Reserve, General Reserve and cumulative translation adjustment.

On August 5, 2009, the Executive Directors approved new pricing for loans and guarantees. A summary of the changes in pricing is provided below:

Table 5: New Pricing for IBRD Loans and Guarantees

	Issued on or after	Issued before
	July 23, 2009(a)	July 23, 2009
IBRD Flexible Loan (fixed spread and variable spread)
Contractual lending spread	0.50%	0.30%
Development Policy Loans with a Deferred Drawdown Option
Front-end fee	0.75%	0.25%
Renewal fee	0.50%	—
Catastrophe Risk with a Deferred Drawdown Option
Front-end fee	0.50%	0.25%
Renewal fee	0.25%	—
IBRD Partial Risk, Partial Credit and Policy-Based Guarantees
Guarantee fee	0.50%	0.30%

(a)      The new pricing also applies to loans issued prior to July 23, 2009, and which have not been approved by the Executive Directors by November 30, 2009.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2010, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2009. Figure 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

OPERATING INCOME

For management reporting purposes, management defines operating net income as income before the fair value adjustment on non-trading portfolios net, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise (fall), returns on an operating basis from IBRD’s equity correspondingly increase (decrease). Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2009, operating income on a reported basis was $330 million, compared to $81 million for the same period in FY 2009. The increase of $249 million in operating income is primarily explained by the following key factors:

•                 A $224 million increase in investment income, net of funding costs primarily due to mark-to-market gains from the tightening of credit spreads reflecting the improved market conditions in FY 2010.

•                 A $147 million increase in other interest income primarily due to equity duration extension swaps.

•                 The $110 million income in LTIP was primarily driven by gains in equities. IBRD implemented LTIP during the second quarter of FY 2009.

These were partially offset by:

•                 A $159 million decrease in loan interest income, net of funding costs, as a result of the decreases in short-term interest rates, particularly U. S. dollar six month LIBOR, between the two periods (See Figure 1) ..

Table 6: Net Income on a Reported Basis for the Three Months Ended

In millions of U.S. dollars

	September 30, 2009	September 30, 2008
Loan Interest Income, Net of Funding Costs
Debt Funded	$127	$107
Equity Funded	126	305
Total Loan Interest Income, Net of Funding Costs	253	412
Other Loan Income	10	14
Provision for Losses on Loans and Guarantees	3	22
Investment Income(Loss), Net of Funding Costs	50	(174)
LTIP Income	110	—
Other Interest Income	190	43
Net Other Expenses	(286)	(236)
Operating Income	330	81
Fair Value Adjustment on Non-Trading Portfolios, net	(797)	95
Board of Governors-Approved Transfers	(55)	(115)
Net Income - Reported Basis	$(522)	$61

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2009 and from Surplus that have been approved by the Executive Directors and by the Board of Governors during FY 2010, refer to the Notes to the Condensed Quarterly Financial Statements, Note C—Retained Earnings, Allocations and Transfers.

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30,2009	June 30, 2009
	(Unaudited)	(Unaudited)
Assets
Due from banks
Unrestricted currencies	$3,146	$2,380
Currencies subject to restrictions	662	664
	3,808	3,044
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $150 million—September 30, 2009; $30 million—June 30, 2009)—Notes G and I	34,975	41,012
Securities purchased under resale agreements —Notes G and I	18	33
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,197	1,202
Derivative assets —Notes G and J
Investments	19,639	18,467
Client operations	21,012	19,559
Borrowings	86,685	82,793
Other assets/liabilities	2,542	2,246
Loans outstanding—Notes B and G
Total loans	166,144	156,823
Less undisbursed balance	56,221	51,125
Loans outstanding (including a loan at fair value of $96 million— September 30, 2009; $78 million—June 30, 2009)	109,923	105,698
Less:
Accumulated provision for loan losses	1,627	1,632
Deferred loan income	421	409
Net loans outstanding	107,875	103,657
Other assets	3,970	3,407
Total assets	$281,721	$275,420

Liabilities
Borrowings —Note G	$112,964	$110,040
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes G and I	3,214	2,323
Derivative liabilities—Notes G and J
Investments	20,600	18,923
Client operations	21,003	19,551
Borrowings	78,021	76,321
Other assets/liabilities	739	847
Other liabilities—Note B	5,221	7,378
Total liabilities	241,762	235,383

Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2009; and June 30, 2009)
Subscribed (1,574,315 shares—September 30, 2009; and June 30, 2009)	189,918	189,918
Less uncalled portion of subscriptions	178,427	178,427
	11,491	11,491
Deferred amounts to maintain value of currency holdings	601	359
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	29,348	29,870
Accumulated other comprehensive loss—Note E	(1,481)	(1,683)
Total equity	39,959	40,037
Total liabilities and equity	$281,721	$275,420

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2009	2008
Income
Loans—Note B	$710	$1,022
Investments, net—Trading—Note J	237	(10)
Other—Note D	233	124
Total income	1,180	1,136
Expenses
Borrowings	505	760
Administrative—Notes D and F	300	261
Contributions to special programs	48	56
Release of provision for losses on loans and guarantees—Note B	(3)	(22)
Total expenses	850	1,055
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	330	81
Fair value adjustment on non-trading portfolios, net—Notes G, H and J	(797)	95
Board of Governors-approved transfers—Note C	(55)	(115)
Net (loss) income	$(522)	$61

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30,
	(Unaudited)
	2009	2008
Net (loss) income	$(522)	$61
Other comprehensive income (loss)—Note E
Reclassification to net income:
Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000	(5)	(6)
Net actuarial gains on benefit plans	27	10
Prior service credit on benefit plans, net	1	1
Currency translation adjustments	179	(320)
Total other comprehensive income (loss)	202	(315)
Comprehensive loss	$(320)	$(254)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2009	2008
Retained earnings at beginning of the fiscal year	$29,870	$29,322
Adjustment to beginning balance: Cumulative effect of adoption of fair value option—Note G	—	(2,566)
Net (loss) income for the period	(522)	61
Retained earnings at end of the period	$29,348	$26,817

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2009	2008
Cash flows from investing activities
Loans
Disbursements	$(5,698)	$(3,468)
Principal repayments	2,477	2,608
Principal prepayments	16	36
Loan origination fees received	8	5
Net cash used in investing activities	(3,197)	(819)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	4,973	3,710
Retirements	(4,689)	(4,268)
Net short-term borrowings	(1,443)	1,612
Net derivatives—Borrowings	(246)	586
Net derivatives—Other assets/liabilities	15	—
Net maintenance of value settlements	21	30
Net cash (used in) provided by financing activities	(1,369)	1,670

Cash flows from operating activities
Net (loss) income	(522)	61
Adjustments to reconcile net income to net cash used in operating activities
Fair value adjustment on non-trading portfolios, net	797	(95)
Depreciation and amortization	220	258
Release of provision for losses on loans and guarantees	(3)	(22)
Changes in:
Investments—Trading	7,093	(2,297)
Other assets and liabilities	(2,248)	1,245
Net cash provided by (used in) operating activities	5,337	(850)
Effect of exchange rate changes on unrestricted cash	(5)	(2)

Net increase (decrease) in unrestricted cash	766	(1)

Unrestricted cash at beginning of the fiscal year	2,380	122

Unrestricted cash at end of the period	$3,146	$121

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$993	$(1,412)
Investments—Trading	1,056	(462)
Borrowings	2,986	(3,547)
Derivatives—Borrowings	2,254	2,674
Capitalized loan origination fees included in total loans	18	7
Interest paid on Borrowings	288	473

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2009 audited financial statements and notes included therein. Condensed comparative information that has been derived from the June 30, 2009 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain instruments carried at fair value and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

On November 16, 2009, The Executive Directors approved these financial statements for issue, which was also the date through which IBRD’s management evaluated subsequent events.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

The reduction in net income for the three months ended September 30, 2009 and September 30, 2008 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended
	September 30
	2009	2008
Interest waivers	$42	$43
Commitment charge waivers	19	23
Front-end fee waivers	6	3
Total	$67	$69

Overdue Amounts

At September 30, 2009, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

IBRD considers the loans in nonaccrual status to be impaired. The information relating to loans or guarantees in nonaccrual status at September 30, 2009 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$465	$594	Oct 2000

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2009 and June 30, 2009 and for the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009
Recorded investment in nonaccrual loans(a)	$465	$460
Accumulated provision for loan losses on nonaccrual loans	233	230
Average recorded investment in nonaccrual loans for the period/fiscal year	462	459
Overdue amounts of nonaccrual loans	594	565
of which:
Principal	368	352
Interest and charges	226	213

(a) A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended September 30
	2009	2008
Interest income recognized on loans in nonaccrual status at end of period	$—	$—
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9

During the three months ended September 30, 2009 and September 30, 2008 there were no loans placed in nonaccrual status or restored to accrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2009, and for the fiscal year ended June 30, 2009, are summarized below:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009
Accumulated provision for losses on loans, guarantees and deferred drawdown options (DDO), beginning of the fiscal year	$1,642	$1,376
Net (decrease) increase in provision	(3)	284
Translation adjustment	15	(18)
Accumulated provision for losses on loans, guarantees and DDO, end of the period/fiscal year	$1,654	$1,642
Composed of:
Accumulated provision for loan losses	$1,627	$1,632
Accumulated provision for guarantee losses(a)	4	5
Accumulated provision for DDO(a)	23	5
Total	$1,654	$1,642

(a) The accumulated provision for guarantee losses and DDO are included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $1,595 million were outstanding at September 30, 2009 ($1,713 million—June 30, 2009). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have original maturities ranging between 6 months and 17 years, and expire in decreasing amounts through 2024.

At September 30, 2009, liabilities of $27 million ($29 million—June 30, 2009), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $4 million ($5 million—June 30, 2009).

During the three months ended September 30, 2009, and September 30, 2008, no guarantees provided by IBRD were called.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the three months ended September 30, 2009, no loans to any country generated in excess of 10 percent of total loan income. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2009, and September 30, 2008, is presented in the following table:

In millions of U.S. dollars

	September 30, 2009		September 30, 2008
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$987	$4	$1,079	$7
East Asia and Pacific	23,402	147	23,179	239
Europe and Central Asia	31,429	176	26,223	289
Latin America and the Caribbean	36,390	286	31,354	327
Middle East and North Africa	7,806	51	7,356	81
South Asia	9,859	45	9,218	78
Other(a)	50	1	53	1
Total	$109,923	$710	$98,462	$1,022

(a) Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On July 10, 2009, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On August 5, 2009, the Executive Directors approved the allocation of $25 million from the net income earned in the fiscal year ended June 30, 2009 to the Pension Reserve.

Subsequent event: On October 7, 2009, IBRD’s Board of Governors approved the immediate transfer of $784 million to the International Development Association (IDA), of which $501 million was from the net income earned in the fiscal year ended June 30, 2009 and $283 million was from Surplus.

Retained earnings comprise the following elements at September 30, 2009 and June 30, 2009:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009
Special Reserve	$293	$293
General Reserve	25,670	25,670
Pension Reserve	1,280	1,255
Surplus	540	595
LTIP Reserve	36	—
Cumulative fair value adjustments(a)	1,475	(1,805)
Unallocated Net Income	33	3,852
Restricted Retained Earnings	21	10
Total	$29,348	$29,870

(a) Applicable to non-trading portfolios reported at fair value.

NOTE D—OTHER INCOME AND ADMINSTRATIVE EXPENSES

Other income primarily consists of revenue from services provided and net income from asset/liability derivatives. For the three months ended September 30, 2009, net interest income from asset/liability derivatives totaled $171 million (net income of $43 million — three months ended September 30, 2008). IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. Administrative expenses for the three months ended September 30, 2009 are net of the share of administrative expenses allocated to IDA of $255 million ($229 million — three months ended September 30, 2008). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

For the three months ended September 30, 2009 and September 30, 2008, revenue associated with administrative services was as follows:

In millions of U.S. dollars

	Three Months Ended September 30
	2009	2008
Revenue from services provided	$57	$59
Included in these amounts are the following:
Charges to IFC	14	14
Charges to MIGA	2	2

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the transition adjustment on adoption of new accounting standard on derivatives and hedging, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Three Months Ended September 30, 2009
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	179	—	(5)	27	1	202
Balance, end of the period	$1,039	$500	$(510)	$(2,468)	$(42)	$(1,481)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Three Months Ended September 30, 2008
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(320)	—	(6)	10	1	(315)
Balance, end of the period	$906	$500	$(522)	$(904)	$(42)	$(62)

(a)      The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	Three Months Ended September 30, 2009				Three Months Ended September 30, 2008
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$55	$11		$4	$66	$11		$4
Interest cost	164	25		6	174	26		7
Expected return on plan assets	(190)	(23)		—	(237)	(29)		—
Amortization of prior service cost (credit)	2	(*	)	*	2	(*	)	*
Amortization of unrecognized net loss	17	7		3	—	5		5
Net periodic pension cost	$48	$20		$13	$5	$13		$16
of which:
IBRD’s Share	$23	$10		$6	$2	$6		$7
IDA’s Share	$25	$10		$7	$3	$7		$9

* Indicates amount less than $0.5 million.

NOTE G – FAIR VALUE OF FINANCIAL INSTRUMENTS

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of September 30, 2009 and June 30, 2009, all of IBRD’s investment securities were held in a trading portfolio. When available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, this includes the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities Purchased under Resale Agreements, Securities Sold under Repurchase Agreements, and Securities Lent under Securities Lending Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities sold under repurchase agreements, and securities lent under securities lending agreements and payable for cash collateral received, are reported at face value which approximates fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices. Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured bonds valuation apply.

Loans

As of September 30, 2009, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

Fair Value Hierarchy

The following tables present IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 and June 30, 2009:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of September 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$693	$—	$—	$693
Government and agency obligations	1,832	15,927	—	17,759
Time deposits	704	12,307	—	13,011
Asset-backed securities	—	3,411	101	3,512
Securities Purchased Under Resale Agreements	18	—	—	18
Loans Outstanding	—	—	96	96
Derivative Assets
Investments	—	19,639	—	19,639
Client Operations	—	21,012	—	21,012
Borrowings	—	72,277	14,408	86,685
Other assets / liabilities	—	2,542	—	2,542
Total assets at fair value	$3,247	$147,115	$14,605	$164,967

Liabilities:
Borrowings	$—	$101,851	$11,113	$112,964
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements(a)	—	150	—	150
Derivative Liabilities
Investments	—	20,600	—	20,600
Client Operations	—	21,003	—	21,003
Borrowings	—	64,089	13,932	78,021
Other assets / liabilities	—	739	—	739
Total liabilities at fair value	$—	$208,432	$25,045	$233,477

(a) Excludes $3,064 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of June 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$640	$—	$—	$640
Government and agency obligations	1,635	19,599	—	21,234
Time deposits	802	14,399	—	15,201
Asset-backed securities	—	3,828	109	3,937
Securities Purchased Under Resale Agreements	33	—	—	33
Loans Outstanding	—	—	78	78
Derivative Assets
Investments	—	18,467	—	18,467
Client Operations	—	19,559	—	19,559
Borrowings	—	68,281	14,512	82,793
Other assets / liabilities	—	2,246	—	2,246
Total assets at fair value	$3,110	$146,379	$14,699	$164,188

Liabilities:
Borrowings	$—	$98,969	$11,071	$110,040
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements(a)	31	—	—	31
Derivative Liabilities
Investments	—	18,923	—	18,923
Client Operations	—	19,551	—	19,551
Borrowings	—	61,808	14,513	76,321
Other assets / liabilities	—	847	—	847
Total liabilities at fair value	$31	$200,098	$25,584	$225,713

(a) Excludes $2,292 million relating to payable for cash collateral received.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	Three Months Ended September 30, 2009
	Investments –
	Trading(a)	Loans	Derivatives, net	Borrowings

Balance as of July 1, 2009	$109	$78	$(1)	$(11,071)
Total realized/unrealized gains or (losses) in:
Net income	1	12	(282)	141
Other comprehensive income	—	6	719	(693)
Purchases, issuance and settlements, net	(9)	—	(5)	208
Transfers in (out), net	—	—	45	302
Balance as of September 30, 2009	$101	$96	$476	$(11,113)

(a) All of the instruments in Level 3 are asset backed securities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

In millions of U.S. dollars

	Three Months Ended September 30, 2008
	Investments		Derivatives,
	Trading	Loans	net	Borrowings

Balance as of July 1, 2008	$40	$102	$(252)	$(10,864)
Total realized/unrealized (losses) or gains in:
Net income	(12)	(7)	284	(422)
Other comprehensive income	—	(7)	50	(44)
Purchases, issuance and settlements, net	3	—	(1)	27
Transfers in (out), net	155	—	—	—
Balance as of September 30, 2008	$186	$88	$81	$(11,303)

The following tables provide information on the unrealized gains or losses included in income for the three months ended September 30, 2009 and September 30, 2008, relating to IBRD’s Level 3 financial instruments still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended September 30, 2009
	Investments		Derivatives,
Unrealized Gains (Losses)	Trading	Loans	net	Borrowings

Income
Investments, net – Trading	$1	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	9	(320)	175
Total	$1	$9	$(320)	$175

In millions of U.S. dollars

	Three Months Ended September 30, 2008
	Investments		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings
Income
Investments, net – Trading	$(62)	—	—	—
Loans	—	$3	—	—
Fair value adjustment on non-trading portfolios, net	—	$(10)	$(1,746)	$2,301
Total	$(62)	$(7)	$(1,746)	$2,301

As of September 30, 2009, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Option

On July 1, 2008, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio. As a result of the election of the fair value election, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability, and it is irrevocable.

During the three months ended September 30, 2009, net losses totaling $990 million (three months ended September 30, 2008, net losses of $1,414 million) relating to the borrowings measured at fair value are included in fair value adjustment on non-trading portfolios, net, in the Condensed Statement of Income. In this period IBRD experienced improvement in its credit spreads and the estimated financial effects of this improvement on the fair value of the debt issued and outstanding as of September 30, 2009 was a net loss of

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

$995 million. This was determined using observable changes in IBRD’s credit spreads.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at September 30, 2009	Principal Amount Due Upon Maturity	Difference

Borrowings	$112,964	$112,186	$778

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	Three Months Ended September 30,
	2009	2008
Fair value adjustments — gains (losses):
Non-trading derivatives	$184	$1,519
Borrowings	(990)	(1,414)
Loan	9	(10)
Total	$(797)	$95

NOTE I—COLLATERAL ARRANGEMENTS

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$150	$30	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$150	$31	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2009, IBRD had received securities with a fair value of $19 million ($34 million—June 30, 2009). None of these securities had been transferred under repurchase or security lending agreements as of that date ($Nil— June 30, 2009). In the case of swap agreements, IBRD receives collateral in the form of cash and/or liquid securities. For collateral received in the form of cash, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on the Condensed Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

The following is a summary of the collateral received by IBRD as of September 30, 2009 and June 30, 2009:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009
Collateral received
Cash	$3,064	$2,292
Securities	6,628	5,405
Total collateral received	$9,692	$7,697

Collateral permitted to be repledged	$9,692	$7,697
Amount of collateral repledged	—	—

NOTE J—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients. IBRD has elected not to designate any hedging relationships. All derivative instruments have been reported at fair value and all changes in fair value have been recognized in net income.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards	Enhance returns in target currencies

Borrowings	Currency swaps, Interest rate swaps	Reduce borrowings costs and manage repricing risks between loans and borrowings

Other assets / liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on  September 30, 2009 is $561 million ($724 million — June 30, 2009). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on September 30, 2009, the amount of collateral that would need to have been posted would be $84 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments not held in a trading portfolio on the Condensed Balance Sheet, as well as contract value/notional amounts of those derivate instruments as of September 30, 2009 and June 30, 2009:

Fair value amounts of derivative instruments on the Condensed Balance Sheet

In millions of U.S. dollars

	Derivative assets			Derivative liabilities
	Balance Sheet	September 30,	June 30,	Balance Sheet	September 30,	June 30,
	Location	2009	2009	Location	2009	2009
Options and Futures – Investment - Trading	Other assets	$2	$1	Other liabilities	$—	$—
Interest rate swaps	Derivative assets	6,185	5,579	Derivative liabilities	2,231	1,911
Currency swaps	Derivative assets	123,693	117,486	Derivative liabilities	118,132	113,731
Total Derivatives		$129,880	$123,066		$120,363	$115,642

Contract value/notional amounts of the derivative instruments:

In millions of U.S. dollars

	September 30, 2009	June 30, 2009
Type of contract
Investments—Trading
Interest rate swaps
Notional principal	$9,766	$9,389
Exchange traded Options and Futures
Notional long position	634	636
Notional short position	44	65
Borrowing portfolio
Interest rate swaps
Notional principal	103,352	93,930
Client operations
Interest rate swaps
Notional principal	6,524	5,588
Other derivatives
Interest rate swaps
Notional principal	34,136	33,800

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

The following table provides information on the location and amount of gains and losses on the derivative instruments not held in a trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

		Three months ended September 30
		Gains (Losses)
	Income Statement Location	2009	2008
Derivatives not designated as hedging instruments, and not held in a trading portfolio(a)
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$251	$491

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(67)	1,028
Total		$184	$1,519

(a) For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. IBRD’s investment portfolio is primarily held for liquidity management purposes, and beginning in the second quarter of the fiscal year ending June 30, 2009, a portion of the portfolio is held for long term income generation purposes. Within the liquidity portfolio, IBRD holds highly rated fixed income securities as well as derivatives. The primary objective of holding this portfolio is to protect the principal amount of these investments and thereby ensure the availability of sufficient cashflows to meet all of IBRD’s financial commitments. In addition, IBRD uses derivatives as part of its liquidity management to enhance investment returns. Within the LTIP, IBRD holds highly rated fixed income securities as well as listed equity securities and derivatives. The primary objective of holding this portfolio is to enhance returns over the long term.

The following table provides information on the location and amount of gains and losses on the Investments – trading related derivatives and their location on the Condensed Statement of Income during the three months ended September 30, 2009 and September 30, 2008:

In millions of U.S. dollars

	Three months ended September 30
	Investments-Trading(a), net
Income Statement Location	2009	2008
Type of instrument
Fixed income	$59	$(227)
Equity	98	—

Total	$157	$(227)

(a) Amounts associated with each type of instrument include realized and unrealized gains and losses on both derivative instruments and non-derivative instruments.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

NOTE K—FAIR VALUE DISCLOSURES

The Balance Sheets below present IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2009 and June 30, 2009. As non financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value.

In millions of U.S. dollars

	September 30, 2009			June 30,2009
	Carrying
	Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$3,808	$3,808		$3,044	$3,044
Investments and securities purchased under resale agreements	34,993	34,993		41,045	41,045
Derivative Assets
Investments	19,639	19,639		18,467	18,467
Client operations	21,012	21,012		19,559	19,559
Borrowings	86,685	86,685		82,793	82,793
Other assets/liabilities	2,542	2,542		2,246	2,246
Net Loans Outstanding	107,875	107,979		103,657	101,918
Other Assets	5,167	5,167		4,609	4,609
Total Assets	$281,721	$281,825		$275,420	$273,681
Borrowings	$112,964	$112,941	(a)	$110,040	$110,022	(a)
Derivative Liabilities
Investments	20,600	20,600		18,923	18,923
Client operations	21,003	21,003		19,551	19,551
Borrowings	78,021	78,021		76,321	76,321
Other assets/liabilities	739	739		847	847
Other Liabilities	8,435	8,435		9,701	9,701
Total Liabilities	241,762	241,739		235,383	235,365
Paid in Capital Stock	11,491	11,491		11,491	11,491
Retained Earnings and Other Equity	28,468	28,595		28,546	26,825
Total Equity	39,959	40,086		40,037	38,316
Total Liabilities and Equity	$281,721	$281,825		$275,420	$273,681

(a) Includes $23 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($18 million — June 30, 2009)

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD’s investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Net Loans Outstanding

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

The fair value of loans is based on a discounted cash flow method and incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Derivatives Receivable and Derivatives Payable

Derivatives are recorded in the Condensed Balance Sheet at estimated fair value. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date.

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Financial Assets and Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2009, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2009 and 2008. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2009, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

November 16, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2009 (UNAUDITED)

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS) SEC Report - Changes in Borrowings Borrowings (MLT) July 01, 2009 thru September 30, 2009

DESK:  IBRD

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0713AUD04.58		0000009669	AUD		13,900,000	10,951,115	14-Jul-2009	16-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD04.08		0000009662	AUD		23,000,000	18,788,700	23-Jul-2009	14-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0711AUD03.16		0000009688	AUD		11,000,000	9,027,150	29-Jul-2009	29-Jul-2011
BOND/SELL AUD/IBRD/GDIF/0713AUD04.44		0000009702	AUD		15,000,000	12,377,250	30-Jul-2009	29-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD03.96		0000009696	AUD		20,000,000	16,395,000	19-Aug-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0813AUD04.90		0000009741	AUD		17,000,000	14,144,850	27-Aug-2009	27-Aug-2013
BOND/SELL AUD/IBRD/GDIF/0812AUD04.60		0000009757	AUD		20,000,000	16,641,000	27-Aug-2009	23-Aug-2012
BOND/SELL AUD/IBRD/GDIF/0814AUD05.75		0000009766	AUD		100,000,000	83,205,000	27-Aug-2009	27-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0313AUD04.32		0000009761	AUD		24,000,000	20,630,400	09-Sep-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0313AUD04.82		0000009778	AUD		20,000,000	17,469,000	17-Sep-2009	14-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0912AUD04.54		0000009788	AUD		20,000,000	17,469,000	17-Sep-2009	18-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0913AUD05.00		0000009786	AUD		35,400,000	30,909,510	29-Sep-2009	27-Sep-2013
BOND/SELL AUD/IBRD/GDIF/0413AUD04.20		0000009796	AUD		29,000,000	25,321,350	29-Sep-2009	12-Apr-2013
Total By Currency						293,329,325

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0611BRL11.00		0000009704	BRL		40,000,000	21,099,272	27-Jul-2009	16-Jun-2011
BOND/SELL BRL/IBRD/GDIF/0611BRL11.00		0000009720	BRL		35,000,000	19,293,845	06-Aug-2009	16-Jun-2011
BOND/SELL BRL/IBRD/GDIF/0612BRL08.75		0000009751	BRL		425,000,000	231,066,166	20-Aug-2009	15-Jun-2012
BOND/SELL BRL/IBRD/GDIF/1212BRL09.25		0000009763	BRL		100,000,000	54,368,510	20-Aug-2009	20-Dec-2012
BOND/SELL BRL/IBRD/GDIF/0813BRL08.15		0000009722	BRL		100,000,000	53,727,334	27-Aug-2009	28-Aug-2013
BOND/SELL BRL/IBRD/GDIF/0612BRL08.75		0000009773	BRL		100,000,000	54,244,643	08-Sep-2009	15-Jun-2012
BOND/SELL BRL/IBRD/GDIF/0913BRL08.46		0000009776	BRL		140,000,000	78,168,621	28-Sep-2009	27-Sep-2013
Total By Currency						511,968,392

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/1012CADSTR01		0000009709	CAD		121,000,000	112,166,860	31-Jul-2009	31-Oct-2012
Total By Currency						112,166,860

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0912COP07.00		0000009809	COP		150,000,000,000	77,599,586	30-Sep-2009	10-Sep-2012
Total By Currency						77,599,586

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0711EURSTR01		0000009664	EUR		68,000,000	94,404,400	06-Jul-2009	07-Jul-2011
Total By Currency						94,404,400

1

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0813HKD02.18		0000009737	HKD		150,000,000	19,352,966	13-Aug-2009	13-Aug-2013
Total By Currency						19,352,966

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0811INR02.75		0000009730	INR		2,000,000,000	40,866,367	17-Aug-2009	17-Aug-2011
Total By Currency						40,866,367

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009671	MXN		500,000,000	36,656,891	10-Jul-2009	24-Jun-2011
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009708	MXN		500,000,000	37,855,128	30-Jul-2009	24-Jun-2011
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009724	MXN		300,000,000	22,977,941	07-Aug-2009	24-Jun-2011
BOND/SELL MXN/IBRD/GDIF/0211MXN05.50		0000009736	MXN		650,000,000	50,493,281	14-Aug-2009	21-Feb-2011
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009748	MXN		300,000,000	23,304,591	14-Aug-2009	24-Jun-2011
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000009750	MXN		650,000,000	50,497,203	20-Aug-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009797	MXN		300,000,000	22,385,971	11-Sep-2009	11-Sep-2013
Total By Currency						244,171,007

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0111NGN08.50		0000009755	NGN		1,500,000,000	9,593,865	20-Aug-2009	18-Jan-2011
BOND/SELL NGN/IBRD/GDIF/0111NGN08.50		0000009774	NGN		3,000,000,000	19,474,200	02-Sep-2009	18-Jan-2011
Total By Currency						29,068,065

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0213NZD03.78		0000009661	NZD		25,000,000	16,467,500	23-Jul-2009	14-Feb-2013
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375		0000009687	NZD		300,000,000	197,415,000	24-Jul-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/0813NZD04.20		0000009723	NZD		5,000,000	3,354,000	18-Aug-2009	16-Aug-2013
BOND/SELL NZD/IBRD/GDIF/0313NZD03.72		0000009697	NZD		18,000,000	12,036,600	19-Aug-2009	14-Mar-2013
BOND/SELL NZD/IBRD/GDIF/0812NZD03.68		0000009742	NZD		2,600,000	1,770,990	27-Aug-2009	28-Aug-2012
BOND/SELL NZD/IBRD/GDIF/0313NZD03.84		0000009760	NZD		10,000,000	6,957,000	09-Sep-2009	14-Mar-2013
BOND/SELL NZD/IBRD/GDIF/0413NZD03.78		0000009794	NZD		12,000,000	8,598,000	29-Sep-2009	12-Apr-2013
Total By Currency						246,599,090

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009729	PLN		125,000,000	42,533,644	11-Aug-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009787	PLN		150,000,000	52,767,664	09-Sep-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009804	PLN		50,000,000	17,688,784	23-Sep-2009	31-Jul-2012
Total By Currency						112,990,092

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0811RON07.75		0000009758	RON		100,000,000	33,880,503	26-Aug-2009	26-Aug-2011
Total By Currency						33,880,503

2

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0812SGD01.57		0000009747	SGD		230,000,000	159,922,125	21-Aug-2009	21-Aug-2012
Total By Currency						159,922,125

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00		0000009682	TRY		30,000,000	19,293,845	13-Jul-2009	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00		0000009731	TRY		50,000,000	33,738,192	14-Aug-2009	14-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25		0000009754	TRY		50,000,000	33,663,233	24-Aug-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00		0000009789	TRY		50,000,000	33,758,693	16-Sep-2009	14-Aug-2012
Total By Currency						120,453,963

United States Dollar
BOND/SELL USD/IBRD/GDIF/0714USD02.802		0000009686	USD		200,000,000	200,000,000	15-Jul-2009	15-Jul-2014
BOND/SELL USD/IBRD/GDIF/0719USDSTR		0000009675	USD		25,000,000	25,000,000	16-Jul-2009	16-Jul-2019
BOND/SELL USD/IBRD/GDIF/0712USD01.25		0000009680	USD		11,100,000	11,100,000	17-Jul-2009	17-Jul-2012
BOND/SELL USD/IBRD/GDIF/0739USDSTR		0000009681	USD		30,000,000	30,000,000	20-Jul-2009	20-Jul-2039
BOND/SELL USD/IBRD/GDIF/0739USDSTR01		0000009683	USD		30,000,000	30,000,000	20-Jul-2009	20-Jul-2039
BOND/SELL USD/IBRD/GDIF/0213USD01.68		0000009660	USD		10,000,000	10,000,000	23-Jul-2009	14-Feb-2013
BOND/SELL USD/IBRD/GDIF/0714USD03.00		0000009689	USD		200,000,000	200,000,000	23-Jul-2009	23-Jul-2014
BOND/SELL USD/IBRD/GDIF/0513USD03.62		0000009703	USD		150,000,000	150,000,000	24-Jul-2009	21-May-2013
BOND/SELL USD/IBRD/GDIF/0714USD03.00A		0000009693	USD		200,000,000	200,000,000	28-Jul-2009	28-Jul-2014
BOND/SELL USD/IBRD/MLT/0326USD08.88		0000009727	USD	DEFINITIVE	1,498,733	1,498,733	30-Jul-2009	01-Mar-2026
BOND/SELL USD/IBRD/GDIF/0815USD03.36		0000009715	USD		300,000,000	300,000,000	03-Aug-2009	03-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USD03.395		0000009719	USD		200,000,000	200,000,000	04-Aug-2009	04-Aug-2015
BOND/SELL USD/IBRD/GDIF/1013USD03.50		0000009707	USD		150,000,000	150,000,000	05-Aug-2009	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/0839USDSTR04		0000009725	USD		25,000,000	25,000,000	12-Aug-2009	12-Aug-2039
BOND/SELL USD/IBRD/GDIF/0824USDSTR		0000009717	USD		35,000,000	35,000,000	13-Aug-2009	13-Aug-2024
BOND/SELL USD/IBRD/GDIF/0815USD03.515		0000009743	USD		200,000,000	200,000,000	14-Aug-2009	14-Aug-2015
BOND/SELL USD/IBRD/GDIF/0819USD04.406		0000009749	USD		200,000,000	200,000,000	17-Aug-2009	14-Aug-2019
BOND/SELL USD/IBRD/GDIF/0913USD01.74		0000009695	USD		18,000,000	18,000,000	19-Aug-2009	13-Sep-2013
BOND/SELL USD/IBRD/GDIF/0839USDSTR06		0000009739	USD		25,000,000	25,000,000	19-Aug-2009	19-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR09		0000009756	USD		25,000,000	25,000,000	26-Aug-2009	26-Aug-2039
BOND/SELL USD/IBRD/GDIF/0913USD01.80		0000009759	USD		13,000,000	13,000,000	09-Sep-2009	13-Sep-2013
BOND/SELL USD/IBRD/GDIF/1013USD01.32		0000009792	USD		8,000,000	8,000,000	29-Sep-2009	11-Oct-2013
Total By Currency						2,056,598,733

3

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
South African Rand
BOND/SELL ZAR/IBRD/GDIF/0712ZAR06.65		0000009670	ZAR		29,000,000	3,670,886	29-Jul-2009	30-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.28		0000009735	ZAR		120,000,000	15,246,808	27-Aug-2009	28-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.08		0000009779	ZAR		100,000,000	13,136,289	10-Sep-2009	10-Sep-2012
Total By Currency						32,053,983
Total						4,185,425,456

MTBOZ
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0518AUD00.00		0000009663	AUD		2,000,000	1,611,100	01-Jul-2009	02-May-2018
Total By Currency						1,611,100

United States Dollar
BOND/SELL USD/IBRD/GDIF/0739USDSTR02		0000009690	USD		178,758,286	178,758,286	29-Jul-2009	29-Jul-2039
BOND/SELL USD/IBRD/GDIF/0739USDSTR04		0000009692	USD		171,500,000	171,500,000	29-Jul-2009	29-Jul-2039
BOND/SELL USD/IBRD/GDIF/0739USDSTR03		0000009691	USD		59,586,095	59,586,095	30-Jul-2009	30-Jul-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR02		0000009713	USD		113,898,506	113,898,506	03-Aug-2009	03-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR01		0000009710	USD		173,773,720	173,773,720	04-Aug-2009	04-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR03		0000009714	USD		175,751,209	175,751,209	07-Aug-2009	07-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR05		0000009738	USD		177,248,583	177,248,583	18-Aug-2009	18-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR08		0000009746	USD		179,771,652	179,771,652	19-Aug-2009	19-Aug-2039
BOND/SELL USD/IBRD/GDIF/0839USDSTR07		0000009745	USD		57,434,912	57,434,912	20-Aug-2009	20-Aug-2039
BOND/SELL USD/IBRD/MLT/0211USD00.00		0000009768	USD		10,599	10,599	20-Aug-2009	15-Feb-2011
BOND/SELL USD/IBRD/MLT/0211USD00.001		0000009770	USD		10,739	10,739	20-Aug-2009	15-Feb-2011
BOND/SELL USD/IBRD/MLT/0810USD00.00		0000009772	USD		21,235	21,235	20-Aug-2009	15-Aug-2010
BOND/SELL USD/IBRD/GDIF/0511USDSTR01		0000009764	USD		7,000,000	7,000,000	21-Aug-2009	20-May-2011
BOND/SELL USD/IBRD/MLT/0811USD00.00		0000009814	USD	DEFINITIVE	6,341	6,341	22-Sep-2009	15-Aug-2011
BOND/SELL USD/IBRD/MLT/0211USD00.00		0000009812	USD	DEFINITIVE	1,060	1,060	23-Sep-2009	15-Feb-2011
Total By Currency						1,294,772,936
Total						1,296,384,036

4

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
Maturing Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/GDIF/0709XAU0.72		0000006776	XAU	PHYSICAL	150,000	139,687,500	01-Jul-2004	01-Jul-2009
Total By Currency						139,687,500
Total						139,687,500

MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0909AUD00.50		0000005927	AUD		30,000,000	26,212,500	18-Sep-2002	24-Sep-2009
BOND/SELL AUD/IBRD/GDIF/0810AUD04.52		0000007193	AUD		7,000,000	5,862,150	25-Aug-2005	25-Aug-2009
BOND/SELL AUD/IBRD/GDIF/0909AUD04.77		0000007223	AUD		50,000,000	42,867,500	13-Sep-2005	14-Sep-2009
BOND/SELL AUD/IBRD/GDIF/0709AUD04.98		0000007356	AUD		50,000,000	39,392,500	17-Jan-2006	14-Jul-2009
BOND/SELL AUD/IBRD/GDIF/0809AUD04.81		0000007377	AUD		71,000,000	59,959,500	13-Feb-2006	13-Aug-2009
BOND/SELL AUD/IBRD/GDIF/0809AUD05.60		0000007541	AUD		1,312,000	1,104,179	09-Aug-2006	10-Aug-2009
BOND/SELL AUD/IBRD/GDIF/0809AUD05.46		0000007546	AUD		124,000,000	103,292,000	29-Aug-2006	26-Aug-2009
BOND/SELL AUD/IBRD/GDIF/0909AUD05.19		0000007572	AUD		20,000,000	17,147,000	14-Sep-2006	14-Sep-2009
BOND/SELL AUD/IBRD/GDIF/0709AUD05.49		0000007700	AUD		14,100,000	11,634,615	30-Jan-2007	30-Jul-2009
BOND/SELL AUD/IBRD/GDIF/0809AUD05.46A		0000007754	AUD		6,500,000	5,408,325	27-Feb-2007	27-Aug-2009
BOND/SELL AUD/IBRD/GDIF/0709AUD05.60		0000008061	AUD		188,000,000	147,335,600	09-Jul-2007	09-Jul-2009
BOND/SELL AUD/IBRD/GDIF/0909AUD05.34		0000008208	AUD		8,000,000	6,950,400	12-Sep-2007	25-Sep-2009
Total By Currency						467,166,269

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		525,000	750,409	01-Aug-2005	03-Aug-2009
BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		140,000	206,794	23-Mar-2006	23-Sep-2009
Total By Currency						957,203

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0709NZD06.375		0000007398	NZD		200,000,000	128,510,000	27-Feb-2006	15-Jul-2009
BOND/SELL NZD/IBRD/GDIF/0909NZD06.06		0000007554	NZD		18,000,000	12,581,100	07-Sep-2006	14-Sep-2009
BOND/SELL NZD/IBRD/GDIF/0709NZD06.61		0000007696	NZD		70,000,000	45,871,000	18-Jan-2007	22-Jul-2009
BOND/SELL NZD/IBRD/GDIF/0709NZD07.37		0000008042	NZD		12,500,000	8,248,125	28-Jun-2007	27-Jul-2009
BOND/SELL NZD/IBRD/GDIF/0809NZD06.90		0000008103	NZD		10,000,000	6,857,500	02-Aug-2007	25-Aug-2009
BOND/SELL NZD/IBRD/GDIF/0809NZD07.12		0000008203	NZD		487,000,000	331,720,050	04-Sep-2007	27-Aug-2009
Total By Currency						533,787,775

Romanian Lei
BOND/SELL RON/IBRD/MLT/0909RON06.50		0000007570	RON		525,000,000	181,006,396	18-Sep-2006	18-Sep-2009
Total By Currency						181,006,396

5

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0709TRY15.00		0000008619	TRY		500,000,000	325,626,832	15-Jan-2008	15-Jul-2009
Total By Currency						325,626,832

United States Dollar
BOND/SELL USD/IBRD/COLTS/0909USD08.38		0000000744	USD	USD1376COL01	390,000	390,000	05-Jan-1990	15-Sep-2009
BOND/SELL USD/IBRD/GDIF/0809USD04.12		0000005881	USD		1,000,000,000	1,000,000,000	12-Aug-2002	12-Aug-2009
BOND/SELL USD/IBRD/GDIF/0909USD03.58		0000006995	USD		166,000,000	166,000,000	09-Mar-2005	09-Sep-2009
BOND/SELL USD/IBRD/GDIF/0709USD03.57		0000007168	USD		70,000,000	70,000,000	25-Jul-2005	28-Jul-2009
BOND/SELL USD/IBRD/GDIF/0809USD03.70		0000007210	USD		23,000,000	23,000,000	26-Aug-2005	26-Aug-2009
BOND/SELL USD/IBRD/GDIF/0709USD04.02		0000007350	USD		10,000,000	10,000,000	28-Dec-2005	14-Jul-2009
BOND/SELL USD/IBRD/GDIF/0709USD04.73		0000007530	USD		7,000,000	7,000,000	27-Jul-2006	27-Jul-2009
BOND/SELL USD/IBRD/GDIF/0909USD04.32		0000007555	USD		23,000,000	23,000,000	07-Sep-2006	14-Sep-2009
BOND/SELL USD/IBRD/GDIF/0909USD03.84		0000007763	USD		3,000,000	3,000,000	19-Mar-2007	25-Sep-2009
BOND/SELL USD/IBRD/GDIF/0809USD04.08		0000008102	USD		6,000,000	6,000,000	02-Aug-2007	25-Aug-2009
BOND/SELL USD/IBRD/GDIF/0909USD03.42		0000008207	USD		8,000,000	8,000,000	12-Sep-2007	25-Sep-2009
BOND/SELL USD/IBRD/GDIF/0809USD02.70		0000009097	USD		100,000,000	100,000,000	29-Jul-2008	03-Aug-2009
BOND/SELL USD/IBRD/GDIF/0809USD02.57		0000009134	USD		100,000,000	100,000,000	12-Aug-2008	13-Aug-2009
Total By Currency						1,516,390,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0909ZAR06.06		0000007372	ZAR		55,000,000	7,224,959	13-Feb-2006	10-Sep-2009
BOND/SELL ZAR/IBRD/GDIF/0709ZAR06.30		0000007498	ZAR		55,000,000	6,707,931	14-Jun-2006	10-Jul-2009
BOND/SELL ZAR/IBRD/GDIF/0709ZAR07.62		0000007520	ZAR		50,000,000	6,098,119	27-Jul-2006	10-Jul-2009
BOND/SELL ZAR/IBRD/GDIF/0709ZAR07.86		0000007633	ZAR		66,000,000	8,049,517	20-Nov-2006	10-Jul-2009
BOND/SELL ZAR/IBRD/GDIF/0809ZAR08.20		0000007712	ZAR		30,000,000	3,710,047	16-Feb-2007	19-Aug-2009
BOND/SELL ZAR/IBRD/GDIF/0809ZAR09.21		0000008204	ZAR		400,000,000	50,172,468	30-Aug-2007	20-Aug-2009
BOND/SELL ZAR/IBRD/GDIF/0909ZAR09.48		0000008227	ZAR		50,000,000	6,568,144	27-Sep-2007	10-Sep-2009
BOND/SELL ZAR/IBRD/GDIF/0909ZAR09.21		0000008246	ZAR		220,000,000	29,931,973	27-Sep-2007	17-Sep-2009
BOND/SELL ZAR/IBRD/GDIF/0709ZAR10.50		0000008658	ZAR		500,000,000	63,291,139	28-Jan-2008	29-Jul-2009
BOND/SELL ZAR/IBRD/GDIF/0909ZAR10.75		0000008736	ZAR		1,000,000,000	132,819,764	06-Mar-2008	08-Sep-2009
BOND/SELL ZAR/IBRD/GDIF/0909ZAR10.75		0000009055	ZAR		500,000,000	66,409,882	11-Jul-2008	08-Sep-2009
Total By Currency						380,983,942
Total						3,405,918,416

6

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
MTBOZ
United States Dollar
BOND/SELL USD/IBRD/MLT/0809USD00.00		0000000481	USD	USD0189MLT25	17,592,000	17,592,000	06-Mar-1985	17-Aug-2009
Total By Currency						17,592,000
Total						17,592,000

7

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
Early Retirement
MTBOC
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0511AUD05.70		0000009674	AUD	BUYBACK	643,000	506,588	14-Jul-2009	24-May-2011
Total By Currency						506,588

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0110BRL10.25		0000009806	BRL		100,000,000	55,555,556	25-Sep-2009	25-Jan-2010
BOND/BUY BRL/IBRD/GDIF/0110BRL10.25		0000009807	BRL	BUYBACK	8,500,000	4,722,222	25-Sep-2009	25-Jan-2010
BOND/BUY BRL/IBRD/GDIF/0110BRL10.25		0000009808	BRL	BUYBACK	16,500,000	9,166,667	25-Sep-2009	25-Jan-2010
Total By Currency						69,444,444

Canadian Dollar
BOND/BUY CAD/IBRD/GDIF/0613CAD01.00		0000009777	CAD	BUYBACK	15,000,000	13,671,786	01-Sep-2009	19-Jun-2013
Total By Currency						13,671,786

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0723JPYSTR		0000009647	JPY		300,000,000	3,125,651	03-Jul-2009	03-Jul-2023
BOND/BUY JPY/IBRD/GDIF/0726JPYSTR03		0000009637	JPY		700,000,000	7,351,011	06-Jul-2009	06-Jul-2026
BOND/BUY JPY/IBRD/GDIF/0736JPYSTR01		0000009673	JPY		600,000,000	6,324,777	24-Jul-2009	24-Jul-2036
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR04		0000009665	JPY		2,000,000,000	21,022,757	27-Jul-2009	26-Jul-2019
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR68		0000009705	JPY	BUYBACK	2,000,000,000	21,029,389	30-Jul-2009	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0632JPYSTR02		0000009706	JPY	BUYBACK	2,000,000,000	21,029,389	30-Jul-2009	07-Jun-2032
BOND/BUY JPY/IBRD/GDIF/0220JPYSTR02		0000009698	JPY		1,300,000,000	13,731,186	04-Aug-2009	04-Feb-2020
BOND/BUY JPY/IBRD/GDIF/0823JPYSTR01		0000009700	JPY		1,000,000,000	10,506,961	07-Aug-2009	07-Aug-2023
BOND/BUY JPY/IBRD/GDIF/0212JPYSTR01		0000009732	JPY		1,000,000,000	10,612,332	20-Aug-2009	21-Feb-2012
Total By Currency						114,733,452

United States Dollar
BOND/BUY USD/IBRD/GDIF/0713USDSTR01		0000009648	USD		100,000,000	100,000,000	03-Jul-2009	03-Jul-2013
BOND/BUY USD/IBRD/MLT/0326USD08.88		0000009728	USD	DEFINITIVE	750,000	750,000	30-Jul-2009	01-Mar-2026
BOND/BUY USD/IBRD/GDIF/0128USDSTR		0000009701	USD		25,000,000	25,000,000	31-Jul-2009	31-Jan-2028
BOND/BUY USD/IBRD/GDIF/0828USDSTR01		0000009733	USD		5,000,000	5,000,000	18-Aug-2009	18-Aug-2028
BOND/BUY USD/IBRD/GDIF/0228USDSTR02		0000009734	USD		58,000,000	58,000,000	24-Aug-2009	22-Feb-2028
BOND/BUY USD/IBRD/GDIF/0922USDSTR01		0000009798	USD		10,000,000	10,000,000	28-Sep-2009	26-Sep-2022
Total By Currency						198,750,000

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0111ZAR06.72		0000009672	ZAR	BUYBACK	50,000,000	6,146,244	09-Jul-2009	25-Jan-2011
BOND/BUY ZAR/IBRD/GDIF/1110ZAR08.61		0000009677	ZAR	BUYBACK	105,000,000	12,806,049	10-Jul-2009	15-Nov-2010

8

							Settlement	Maturity
Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Date	Date
BOND/BUY ZAR/IBRD/GDIF/1210ZAR06.85		0000009678	ZAR	BUYBACK	190,000,000	23,172,851	10-Jul-2009	17-Dec-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009684	ZAR	BUYBACK	142,000,000	17,509,248	16-Jul-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0810ZAR08.46		0000009685	ZAR	BUYBACK	80,000,000	9,864,365	16-Jul-2009	26-Aug-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR09.87		0000009711	ZAR	BUYBACK	150,000,000	19,237,058	30-Jul-2009	17-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/0710ZAR11.41		0000009712	ZAR		240,000,000	30,779,293	30-Jul-2009	15-Jul-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009744	ZAR	BUYBACK	49,000,000	6,082,989	18-Aug-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0211ZAR06.54		0000009752	ZAR	BUYBACK	515,000,000	63,933,460	18-Aug-2009	18-Feb-2011
BOND/BUY ZAR/IBRD/GDIF/0211ZAR06.30A		0000009753	ZAR	BUYBACK	410,000,000	50,898,482	18-Aug-2009	24-Feb-2011
BOND/BUY ZAR/IBRD/GDIF/1110ZAR08.61		0000009781	ZAR	BUYBACK	74,000,000	9,828,663	08-Sep-2009	15-Nov-2010
BOND/BUY ZAR/IBRD/GDIF/0211ZAR06.30		0000009782	ZAR		195,000,000	25,899,854	08-Sep-2009	24-Feb-2011
BOND/BUY ZAR/IBRD/GDIF/0111ZAR06.00		0000009784	ZAR	BUYBACK	59,000,000	7,750,411	10-Sep-2009	21-Jan-2011
BOND/BUY ZAR/IBRD/GDIF/1210ZAR06.85		0000009785	ZAR	BUYBACK	53,000,000	6,962,233	10-Sep-2009	17-Dec-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009790	ZAR		49,000,000	6,643,482	16-Sep-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/1110ZAR09.00A		0000009791	ZAR		47,000,000	6,372,320	16-Sep-2009	15-Nov-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009799	ZAR		307,350,000	41,816,327	17-Sep-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR07.02A		0000009800	ZAR		281,520,000	38,302,041	17-Sep-2009	14-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/0810ZAR08.46		0000009801	ZAR		262,130,000	35,663,946	17-Sep-2009	26-Aug-2010
BOND/BUY ZAR/IBRD/GDIF/1110ZAR09.00A		0000009802	ZAR		219,020,000	29,798,639	17-Sep-2009	15-Nov-2010
BOND/BUY ZAR/IBRD/GDIF/0910ZAR08.04		0000009803	ZAR		132,650,000	18,047,619	17-Sep-2009	13-Sep-2010
BOND/BUY ZAR/IBRD/GDIF/1210ZAR07.02A		0000009805	ZAR		590,000,000	79,577,028	25-Sep-2009	24-Dec-2010
Total By Currency						547,092,601
Total						944,198,871

MTBOZ
United States Dollar
BOND/BUY USD/IBRD/GDIF/0833USDSTR		0000009699	USD		158,000,000	158,000,000	05-Aug-2009	05-Aug-2033
BOND/BUY USD/IBRD/GDIF/0838USDSTR02		0000009718	USD		211,697,894	211,697,894	06-Aug-2009	06-Aug-2038
BOND/BUY USD/IBRD/GDIF/0838USDSTR03		0000009716	USD		206,988,896	206,988,896	11-Aug-2009	11-Aug-2038
BOND/BUY USD/IBRD/GDIF/0833USDSTR01		0000009726	USD		150,125,220	150,125,220	17-Aug-2009	15-Aug-2033
BOND/BUY USD/IBRD/MLT/0211USD00.00		0000009767	USD	DEFINITIVE	10,000	10,000	20-Aug-2009	15-Feb-2011
BOND/BUY USD/IBRD/MLT/0211USD00.001		0000009769	USD		10,000	10,000	20-Aug-2009	15-Feb-2011
BOND/BUY USD/IBRD/MLT/0810USD00.00		0000009771	USD		20,000	20,000	20-Aug-2009	15-Aug-2010
BOND/BUY USD/IBRD/GDIF/0936USDSTR		0000009775	USD		74,120,875	74,120,875	22-Sep-2009	22-Sep-2036
BOND/BUY USD/IBRD/MLT/0811USD00.00		0000009813	USD	DEFINITIVE	6,000	6,000	22-Sep-2009	15-Aug-2011
BOND/BUY USD/IBRD/MLT/0211USD00.00		0000009811	USD	DEFINITIVE	1,000	1,000	23-Sep-2009	15-Feb-2011
BOND/BUY USD/IBRD/GDIF/0936USDSTR01		0000009780	USD		200,000,000	200,000,000	25-Sep-2009	25-Sep-2036
BOND/BUY USD/IBRD/GDIF/0923USDSTR01		0000009795	USD		66,689,190	66,689,190	25-Sep-2009	25-Sep-2023
Total By Currency						1,067,669,075
Total						1,067,669,075

9